UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
or

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the transition period from                     to
Commission file number: 333-71432
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
JLG Industries, Inc. Employees’ Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JLG Industries, Inc.
1 JLG Drive
McConnellsburg, PA 17233-9533

JLG INDUSTRIES, INC. EMPLOYEES’ RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available For Benefits at December 31, 2005 and 2004	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	4

Notes to Financial Statements	5

Supplemental Schedule *:

Form 5500, Schedule H, Part IV, Item 4i — Schedule of Assets (Held at End of Year)	11

Exhibit:

23 Consent of Independent Registered Public Accounting Firm.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee
JLG Industries, Inc. Employees’ Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the JLG Industries, Inc. Employees’ Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Baltimore, Maryland
June 21, 2006

FINANCIAL STATEMENTS

JLG Industries, Inc. Employees’ Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS

Investments, at fair value	$178,079,977	$126,202,740
Employer contribution receivable	6,746,510	38,666

Total assets	184,826,487	126,241,406

LIABILITIES

Due to Plan participants	—	15,918

Net assets available for benefits	$184,826,487	$126,225,488

The accompanying notes are an integral part of these financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2005	2004
Additions
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$41,048,161	$14,363,982

Contributions
Employer contributions	11,363,426	4,036,822
Employee contributions	6,143,364	5,345,789
Rollovers	598,397	492,698
Other contributions	10,845	—

	18,116,032	9,875,309

Total additions	59,164,193	24,239,291

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	7,701,609	4,042,377
Administrative expenses	31,360	27,873

Total deductions	7,732,969	4,070,250

Net increase prior to transfers	51,431,224	20,169,041

Transfers in from the OmniQuip International, Inc. 401(k) Savings Plan and Trak International Union 401(k) Savings Plan	7,169,775	—

NET INCREASE	58,600,999	20,169,041

Net assets available for benefits
Beginning of year	126,225,488	106,056,447

End of year	$184,826,487	$126,225,488

The accompanying notes are an integral part of these financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN
The following brief description of the JLG Industries, Inc. Employees Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
General
The Plan is a defined contribution plan, which covers substantially all domestic employees of JLG Industries, Inc., JLG Equipment Services, Inc. JLG Service Plus, Inc. and Access Financial Solutions, Inc. (collectively, the “Company”). On October 10, 2005, the OmniQuip International, Inc. 401(k) Savings and Trak International Union 401(k) Savings Plans were merged and the assets transferred into the Plan. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA).
The Plan is administered by the Administrative Committee of JLG Industries, Inc. (the “Plan Administrator”). The Company may pay all or a portion of the administrative expenses of the Plan. Any expenses not paid by the Company shall be paid out of Plan assets. The Plan Administrator has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.
Participation
Employees become participants in the Plan on the first day of the month following 30 days of employment. Participants’ accounts are credited with their salary deferral contributions, the Company’s profit-sharing contributions and matching contributions. Participants also receive allocations of Plan earnings or losses. Allocations of Plan earnings are based upon participants’ average account balances.
Participants direct their contributions into the thirteen different investment options. Participants may change their investment elections daily in 5% increments. Participants may change their investment options at any time, via telephone or Internet.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000, 50% of their vested account balance, or 100% of their pre-tax, after-tax, and rollover account balances. Loan terms generally do not exceed five years. Loans are secure by the balance in the participant’s account and bear interest at a reasonable rate to be determined at the time the loan begins based upon prevailing market rates. Principal and interest is paid ratably through payroll deductions.
Contributions
The Plan consists of two parts: a 401(k) savings feature and Company profit sharing contributions. The 401(k) savings feature provides for both participants’ pre-tax contributions and the Company’s matching contributions. The Company matches participants’ contributions at a rate of $.50 for every $1.00 contributed up to a maximum of 5% of the participants’ eligible compensation. Participants may elect to make pre-tax contributions up to 20% of their eligible compensation. Participants may also contribute amounts representing distributions from other tax qualified plans. Profit sharing contributions are based upon the profitability of the Company and the amounts are determined at the discretion of the Board of Directors of JLG Industries, Inc.

JLG Industries, Inc. Employees’ Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE A — DESCRIPTION OF THE PLAN — Continued
Distributions
Participants’ accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan also provides for withdrawal of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.
On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, a life annuity or installment payments.
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets available for benefits of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants become vested in their account balances as follows: immediate and full vesting of their 401(k) contributions and graduated vesting in their Company profit sharing and matching contributions. Participants become fully vested in their Company matching contributions and profit sharing accounts after four years of service, with 25% vesting after two years, 50% vesting after three years, and 100% vesting after four years of service. Upon termination of employment, a participant receives the vested portion of their accounts in accordance with Plan provisions.
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements have been consistently prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis under GAAP.
Estimates
In preparing financial statements in conformity with GAAP, the Plan Administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

JLG Industries, Inc. Employees’ Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
Investment Valuation
Investments are stated at fair value. Fair value is based on the quoted market price, if it is available. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The Plan’s investments in mutual funds are valued at the aggregate of the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Forfeited Accounts
For the years ended December 31, 2005 and 2004, $0 and $44,951, respectively, of forfeitures of Company contributions were used to offset current employer contributions. At December 31, 2005 and 2004, $143,861 and $0, respectively, of forfeited amounts were available to pay the expenses of the Plan and reduce future employer contributions. Forfeitures, if any, are used to pay the expenses of the Plan and employer contributions for the Plan on behalf of the remaining participants. If a participant returns to employment with the Company before incurring a “forfeiture break in service” (a period of five consecutive Plan years in which the participant is credited with 500 or fewer hours of service), then the forfeited account is completely restored upon completion of one year of service.
Benefit Payments
Benefit payments are recorded when paid. The $15,918 payable at December 31, 2004 relates to excess contributions made by participants during the Plan year and distributed subsequent to the Plan year-end.
Administrative Costs
The Company may pay all or part of the out-of-pocket administrative expenses of the Plan.
NOTE C — TAX STATUS
The Plan is exempt from income taxes under Section 401(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Subsequent to the receipt of the determination letter, the Plan was amended. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

JLG Industries, Inc. Employees’ Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE D — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
JLG Company Stock Fund	$54,764,146	$29,989,923
Mutual Funds and Pooled Separate Accounts:
MM Money Market Fund	28,001,196	21,370,612
Vanguard Institutional Index Fund	20,371,331	17,237,105
MM Mid Cap Growth II Fund	18,373,327	13,047,821
Quest Balanced Fund	15,851,409	15,967,392
PIMCO Total Return Fund	*	6,221,215
MM Focused Value Fund	*	6,386,212

*	Amount does not exceed 5% of Plan assets at the end of the year.
During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
JLG Company Stock Fund	$35,239,178	$7,157,271
Mutual Funds and Pooled Separate Accounts	5,808,983	7,206,711

	$41,048,161	$14,363,982

NOTE E — TERMINATION OF THE PLAN
The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of the Plan Administrator. Upon termination of the Plan, all amounts credited to the participants’ accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Plan Administrator.
NOTE F – PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by the Custodian. The Custodian is the trustee as defined by the Plan. The Plan also invests in common stock of the Company. These qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $31,360 and $27,873, respectively, for the years ended December 31, 2005 and 2004.
NOTE G — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

JLG Industries, Inc. Employees’ Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS — CONTINUED
December 31, 2005 and 2004
NOTE H — RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for benefits per the financial statements for the years ended December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$184,826,487	$126,225,488
Employer contribution receivable	(6,746,510)	(38,666)
Due to Plan participants	—	15,918

Net assets available for benefits per the Form 5500	$178,079,977	$126,202,740

The following is a reconciliation of changes in net assets per the financial statements for the year ended December 31, 2005 to the Form 5500:

2005
Changes in net assets available for benefits per the financial statements	$58,600,999
Employer contribution receivable	(6,707,844)
Excess contributions due to Plan participants	(15,918)

Changes in net assets available for benefits per the Form 5500	$51,877,237

SUPPLEMENTAL INFORMATION

JLG Industries, Inc. Employees’ Retirement Savings Plan
FORM 5500, SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN: 34-1405233
PLAN NO.: 001
December 31, 2005

		Current
Identity of Issuer	Description	Value

* JLG Company Stock Fund	Common Stock Fund	$54,764,146
* Massachusetts Mutual Life Insurance Company:
Money Market Fund	Money Market Fund	28,001,196
Mid Cap Growth II Fund	Pooled Separate Account	18,373,327
Quest Balanced Fund	Pooled Separate Account	15,851,409
Large Cap Value Fund	Pooled Separate Account	6,649,504
Focused Value Fund	Pooled Separate Account	6,455,960
DLB Small Company Opportunities Fund	Pooled Separate Account	3,761,210
Small Cap Growth Equity Fund	Pooled Separate Account	3,116,396
Growth Equity Fund	Pooled Separate Account	1,902,739
Vanguard Institutional Index Fund	Mutual Fund	20,371,331
PIMCO Total Return Fund	Mutual Fund	7,532,038
Oakmark International Fund	Mutual Fund	6,049,972
* State Street Bank and Trust:
Self-Directed Brokerage Accounts	Self-Directed Brokerage Accounts	48,904
* Participant Loans	Interest ranging from 5.00% to 11.75%, terms from 1 to 10 years	5,201,845

		$178,079,977

*	Party-in-interest.

EXHIBITS
23 Consent of Grant Thornton LLP
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JLG Industries, Inc. Employees’
Retirement Savings Plan
(Name of Plan)

Date: June 29, 2006	/s/ Thomas D. Singer

Thomas D. Singer
Senior Vice President, General Counsel and
Secretary

JLG INDUSTRIES, INC.
EMPLOYEES’ RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP